BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

September 3, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation) Amendment No. 5 Registration Statement on Form S-1 Filed August 10, 2015 Registration No. 333-204811

Dear Ms. Ravitz:

This letter is being filed to the respond to oral comments by the staff of the United States Securities and Exchange Commission (the “Staff”), to Tahra Wright at Loeb & Loeb LLP, our legal counsel

1. Please advise when the Certificates of Designations of the Series A, B and C Convertible Preferred Stock will be filed.

RESPONSE: The Certificates of Designations for each series will be filed when the Registration Statement is declared effective.

2. Please advise if you have considered if there is any additional disclosure needed on the the impact of the conversion of the shares of Class B Common Stock.

RESPONSE: The shares of Class B common stock are issuable upon exercise of stock options and are convertible into shares of Class A Common Stock only at such time that the holder determines to sell such shares. We have included in the Sections entitled “The Offering,” and “Description of Capital Stock” that the shares of Class B common stock are issuable upon exercise of stock options and are convertible into shares of Class A Common upon the sale by the holder. In addition, we have disclosed that those shares are excluded from the pro forma number of shares of common stock outstanding, as adjusted, after the offering, as is the case with all other convertible securities where the issuance of shares underlying such securities will not occur upon consummation of the offering.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer